UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 15, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

NOTICE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FOR FISCAL YEAR 2016

(No. TEL 33/PR000/COP-I5000000/2017)

With reference to Article 11 of the Article of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk herein after abbreviated as PT Telkom Indonesia (Persero) Tbk (further referred to as the “Company”) and Article 10 Paragraph 1 of OJK Regulation Number 32/POJK.04/2014, the Company hereby announces to the shareholders that the Company is to hold the Annual General Meeting of Shareholders (“AGMS”) for fiscal year 2016 on:

Day/Date	:	Friday, April 21, 2017
Time	:	13.30 Jakarta Time
Place	:	Ballroom – Pullman Hotel Jakarta, Jalan M.H. Thamrin No. 59, Jakarta Pusat, 10350

Those who are eligible to attend the AGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.15 hours Jakarta Time on March 29, 2017. According to the Article 12 Paragraph 2 of OJK Regulation Number 32/POJK.04/2014, Shareholder with a minimum ownership of 5% of the total outstanding share with valid voting rights may propose an agenda for the meeting which is expected to be received by March 23, 2017. Invitation for the Shareholder Meeting shall be announced on March 30, 2017.

Bandung, March 15, 2017

PT Telkom Indonesia (Persero)Tbk

Board of Directors

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk
Tel.                         :  62-21-5215109

Fax.                        :  62-21-5220500

E-mail                    :  investor@telkom.co.id

Website               :  www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.